April 23, 2008

TO WHOM IT MAY CONCERN:

Attached to this filing in PDF format are the following documents:

1.	Form of Proxy;

2.	Voting Instruction Form; and

3.	Certificate of Mailing.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Julie Bolden

Julie Bolden
VP Corporate Affairs

/jlb
Encl.

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: Dan@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

CXX: TSX.V I CXZ: AMEX